UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Amicus Therapeutics, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

03152W109

(CUSIP Number)

Louis S. Citron, Esq.
New Enterprise Associates
1954 Greenspring Drive, Suite 600, Timonium, MD  21093
(410) 842-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 03152W109	Page 2 of 9 Pages

Schedule 13D

Item 1.              Security and Issuer.

This statement relates to the common stock, $.01 par value (the “Common Stock”) of Amicus Therapeutics, Inc. (the “Issuer”) having its principal executive office at 1 Cedar Brook Drive, Cranbury, New Jersey 08512.

Item 2.              Identity and Background.

This statement is being filed by:

(a) New Enterprise Associates 9, Limited Partnership (“NEA 9”) and New Enterprise Associates 11, Limited Partnership (“NEA 11” and, together with NEA 9, being collectively referred to herein as the “Funds”);

(b) NEA Partners 9, Limited Partnership (“NEA Partners 9”), which is the sole general partner of NEA 9; NEA Partners 11, Limited Partnership (“NEA Partners 11” and, together with NEA Partners 9, the “GPLPs”), which is the sole general partner of NEA 11; and NEA 11 GP, LLC (“NEA 11 LLC” and, together with the GPLPS, the “Control Entities”), which is the sole general partner of NEA Partners 11; and

(c) Michael James Barrett (“Barrett”), Peter J. Barris (“Barris”), Forest Baskett (“Baskett”), Ryan D. Drant (“Drant”), Krishna S. Kolluri (“Kolluri”), Scott D. Sandell (“Sandell”) (collectively, the “Managers”) and C. Richard Kramlich, Charles W. Newhall III and Mark W. Perry.

Barris is the sole general partner of NEA Partners 9.  The Managers are the individual managers of NEA 11 LLC.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal business office of each Fund and each Control Entity is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.  The address of the principal business office of each of Barrett, Barris and Drant is New Enterprise Associates, 5425 Wisconsin Avenue, Suite 800, Chevy Chase, MD 20815.  The address of the principal business office of Baskett, Kolluri and Sandell is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025.

The principal business of each Fund is to invest in and assist growth-oriented businesses located principally in the United States.  The principal business of NEA Partners 9 is to act as the sole general partner of NEA 9.  The principal business of NEA Partners 11 is to act as the sole general partner of NEA 11.  The principal business of NEA 11 LLC is to act as the sole general partner of NEA Partners 11.  The principal business of each of the Managers is to manage the Control Entities, the Funds and a number of affiliated partnerships with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each Fund and each GPLP is a limited partnership organized under the laws of the State of Delaware.  NEA 11 LLC is a limited liability company organized under the laws of the State of Delaware.  Each of the Managers is a United States citizen.

Item 3.              Source and Amount of Funds or Other Consideration.

Not applicable.

CUSIP NO. 03152W109	Page 3 of 9 Pages

Item 4.              Purpose of Transaction.

Not applicable.

Item 5.              Interest in Securities of the Issuer.

Each of the Reporting Persons has ceased to beneficially own five percent or more of the Common Stock of the Issuer.

Item 6.              Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.              Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP NO. 03152W109	Page 4 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:      March 24, 2015

NEW ENTERPRISE ASSOCIATES 9,
   LIMITED PARTNERSHIP

By:	NEA PARTNERS 9, LIMITED PARTNERSHIP
General Partner

By:	*
Peter J. Barris
General Partner

NEA PARTNERS 9, LIMITED PARTNERSHIP

By:	*
Peter J. Barris
General Partner

NEW ENTERPRISE ASSOCIATES 11,
   LIMITED PARTNERSHIP

By:	NEA PARTNERS 11, LIMITED PARTNERSHIP
General Partner

By:	NEA 11 GP, LLC
General Partner

By:                   *
                Peter J. Barris
Manager

NEA PARTNERS 11, LIMITED PARTNERSHIP

By:	NEA 11 GP, LLC
General Partner

By:                   *
Peter J. Barris
Manager

NEA 11 GP, LLC

By:                   *
Peter J. Barris
Manager

CUSIP NO. 03152W109	Page 5 of 9 Pages

*
Michael James Barrett

*
Peter J. Barris

*
Forest Baskett

*
Ryan D. Drant

*
Krishna Kolluri

*
C. Richard Kramlich

*
Charles W. Newhall III

*
Scott D. Sandell

*/s/ Louis S. Citron
Louis S. Citron
As attorney-in-fact

This Amendment No. 2 to Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP NO. 03152W109	Page 6 of 9 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Amicus Therapeutics, Inc.

EXECUTED this 24th day of March, 2015.

NEW ENTERPRISE ASSOCIATES 9,
   LIMITED PARTNERSHIP

By:	NEA PARTNERS 9, LIMITED PARTNERSHIP
General Partner

By:	*
Peter J. Barris
General Partner

NEA PARTNERS 9, LIMITED PARTNERSHIP

By:	*
Peter J. Barris
General Partner

NEW ENTERPRISE ASSOCIATES 11,
   LIMITED PARTNERSHIP

By:	NEA PARTNERS 11, LIMITED PARTNERSHIP
General Partner

By:	NEA 11 GP, LLC
General Partner

By:                   *
                Peter J. Barris
Manager

NEA PARTNERS 11, LIMITED PARTNERSHIP

By:	NEA 11 GP, LLC
General Partner

By:                   *
Peter J. Barris
Manager

NEA 11 GP, LLC

By:                   *
Peter J. Barris
Manager

CUSIP NO. 03152W109	Page 7 of 9 Pages

*
Michael James Barrett

*
Peter J. Barris

*
Forest Baskett

*
Ryan D. Drant

*
Krishna Kolluri

*
C. Richard Kramlich

*
Charles W. Newhall III

*
Scott D. Sandell

                       */s/ Louis S. Citron
Louis S. Citron
As attorney-in-fact

This Agreement relating to Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.

CUSIP NO. 03152W109	Page 8 of 9 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Louis S. Citron, Timothy Schaller, Sasha Keough and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 1st day of August, 2013.

/s/ M. James Barrett
M. James Barrett

/s/ Peter J. Barris
Peter J. Barris

/s/ Forest Baskett
Forest Baskett

/s/ Rohini Chakravarthy
Rohini Chakravarthy

/s/ Patrick Chung
Patrick Chung

/s/ Ryan Drant
Ryan Drant

/s/ Anthony A. Florence
Anthony A. Florence

/s/ Robert Garland
Robert Garland

/s/ Paul Hsiao
Paul Hsiao

/s/ Patrick J. Kerins
Patrick J. Kerins

/s/ Suzanne King
Suzanne King

CUSIP NO. 03152W109	Page 9 of 9 Pages

/s/ Krishna S. Kolluri
Krishna S. Kolluri

/s/ C. Richard Kramlich
C. Richard Kramlich

/s/ Edward Mathers
Edward Mathers

/s/ David M. Mott
David M. Mott

/s/ John M. Nehra
John M. Nehra

/s/ Charles W. Newhall III
Charles W. Newhall III

/s/ Jason R. Nunn
Jason R. Nunn

/s/ Jon Sakoda
Jon Sakoda

/s/ Scott D. Sandell
Scott D. Sandell

/s/ Peter W. Sonsini
Peter W. Sonsini

/s/ A. Brooke Seawell
A. Brooke Seawell

/s/ Ravi Viswanathan
Ravi Viswanathan

/s/ Paul E. Walker
Paul E. Walker

/s/ Harry Weller
Harry Weller